Happy Tax

Investor Presentation

Simple Agreement for Future Equity (SAFE)

This document does not constitute an offer to sell, or a solicitation to buy, interests or other securities in Happy Tax or its affiliates, subsidiaries, and assigns. This document is strictly for discussion purposes only, and no representations, express or implied, are being made herein. It is being given to you on a confidential basis and is not intended for distribution. Any offer to sell, or a solicitation to buy, interests or other securities in Happy Tax or its affiliates, subsidiaries, and assigns will be subject to the terms and conditions presented at the time of investment.

Our Vision

« We are revolutionizing the tax preparation industry through innovation and technology by providing a convenient, transparent, and reliable service for taxpayers while enhancing the quality of life for our partners »

From concept to successful operations in 18 months

- We are industry veterans who have started, acquired, operated, and sold hundreds of tax businesses
- We are building an entirely new industry segment from the ground up
- We have built, tested, modified, and improved our model in the real world
- We have created a viable on-line presence, generated thousands of leads, and crisscrossed the country to market our platform to hundreds of potential franchisees and partners
- We have established proof of concept: over 300 new franchising or other partnerships created

Our industry is large and well established

- 150 million tax returns filed each year

- $19 billion spent each year on tax preparation

- 61% of returns (78 million) prepared by assisted category

- 65% of all independent tax business owners work from home

- Number of tax returns filed was up 1.8% between 2013 & 2015

Source: Happy Tax estimates and IRS data

The traditional branded retail market is under increasing pressure

- Increasing competition from on-line and D-I-Y offerings
- Poorly trained and incentivized part-time employees
- High operating costs squeezing profitability and viability
- Horrible customer service and retention rates
- Limited digital strategies and relationships with clients
- Plagued by slow franchise growth and same-store sales

D-I-Y providers are not always a reliable solution either

- Bait and Switch or nontransparent pricing
- Confusing and slow question-driven processes
- No personal one-on-one interaction with a tax pro
- Concerns of staying current on yearly tax law changes
- Concerns over the security of transmitted data

In short, D-I-Y tax prep is a time-consuming, inconvenient, and anxiety-filled yearly event

The Happy Tax Solution

- An innovative solution to address major weaknesses in current off-line and on-line offerings
- Our proprietary technologies and systems connect taxpayers with highly trained CPAs
- Provides personalized and direct concierge-level customer service

Gives 1,000s of entrepreneurs the opportunity to own and grow their own businesses at a reasonable cost of entry with world-class training and support

The Happy Tax pricing model is straightfoward and transparent with three tiers of service



$200

Basic returns

No itemized deductions
No tax credits
W-2, interest, and dividends



$300

Broadest segment of the market

Itemized deductions
Up to 2 tax credits
Some very small businesses



$500

More complex returns

Investment properties
3 or more tax credits
Sole proprietors

Our proprietary technology automates many aspects of our operations from the initial contact with a new client all the way through the processing of tax returns and the renewing of existing client relationships

- Rigorous background checks and training for Franchisees, Independent Contractors and Area Representatives
- Easy-to-use, menu-driven software and apps on company supplied iPad and Android devices
- Data transmitted from taxpayers to preparers and CPAs across encrypted and secured networks
- Our processors communicate directly with taxpayers to ensure returns are complete and accurate
- Returns are sent directly to clients for remote signatures and then e-filed with the IRS by our team
- Several process patents are in the works for this entirely new system in the industry

We license patents from an affiliate in order to implement our current innovative processes, and also to position us to create future innovation, including the use of kiosks to highly automate both up-front information collection and back-end tax preparation

- System and method for efficient processing of tax preparation services by centralized and distributed tax resources:
  US patent pending 62145165, filed April 9, 2015
- System and method for an automated tax preparation kiosk:
  US patent pending 15246548, filed August 25, 2016
- Trademark: Happy Tax
- Trademark: Smile, It's Time to File!

In 2016, we were successful in defending our Happy Tax trademark against infringement by the largest retailer in the world who agreed in a settlement not to use it anymore

Our Independent Contractor Program is extremely attractive for potential partners seeking a cost-effective way to start their own business, or for existing tax preparers to convert onto our platform

	Freedom Franchise	Independent Contractor
Up-Front Cost	$20,000 - can be financed with $10,00 down	$199 fee
Royalty Fee	20% first 100 returns, 15% next 400 returns, 10% over 501 returns	50% of all returns
CPA Prep Fee	$25-$55 CPA fee depending on the pricing levels $200, $300, $500	10%
Est. Rev. per Return to Partner (after Fees)	$135-$400	$80-$200
Training	Webinars and in-person	Webinars
Marketing	Access to trademarks, full design support, full email and phone support, and separate branded email account	Access to trademarks, full design support, full email support
Exit	Equity owned by Franchisee; business can be sold	Contract-based; book of business cannot be sold

Our innovative and technology-driven processes allow our partners to focus on relationships, not territories, allowing them the freedom to meet with their clients anytime and anywhere the client chooses

	Happy Tax	Liberty Tax Service	H&R Block	Jackson Hewitt
Territory Size	Nationwide	8,000 federal returns	Varies	25,000 population
Length of Agreement	3 Years	5 Years	10 Years	10 Years
Renewable	Yes	Yes	Yes	Yes
Renewal Fee	No	No	No	No
Application Fee	No	No	No	$500
Available Territories	No Limit	Most good are sold	Not selling any	Most are sold out

Our virtual tax office infrastructure and network of CPAs enables entrepreneurs to own a business at a reasonable cost, without quitting their job, signing leases, preparing taxes, or hiring employees - with little risk and plenty of upside

	Happy Tax	Liberty Tax Service	H&R Block	Jackson Hewitt
Upfront Fee	$20,000	$40,000	$0	$25,000
Royalty Fees	20% - first 100 returns, then scaled down	14% plus 5% advertising fund contribution	20% - 60% based on volume	greater of 15% or $5,250/month
Initial Investment	$13,400 - $31,500	$58,700 - $71,900	$31,505 - $148,700	$77,351 - $105,375
Yearly Rent (varies)	$0	$12,000-$24,000	$16,800-$360,000	$12,600-$45,000
Opex	$0	$6,000-$9,500	$2,930-$16,000	$12,240-$16,990
Other per Year	$0	$4,500-$8,500	$25,700-$42,500	$26,400-$32,250

The industry is dominated by independent service providers, providing ample room to grow our business and capture signficant market share



Nationally Branded Franchises - $3.7B

Independent Tax Preparers - $13.3B

- The $17 billion assisted tax preparation market is highly fragmented

- Independents account for 77% of "assisted revenues" and 60 million total filed returns

- 84% of these Independents are home-based and handle less than 500 returns per year, yet account for 30 million filed returns

We believe that our partnership agreements will be in demand by several key targeted market segments



Trusted Professionals

Insurance agents

Financial planners

Wealth advisors

Realtors



Entrepreneurs

New to franchising

New to tax prep industry

First-time business owners

Disadvantaged backgrounds



Industry Veterans

Prior franchise owners

Independent providers

Those near retirement

Existing tax preparers

Lead Generation







Digital Ads/Social Media

Highly targeted ads on Facebook, AdWords, LinkedIn, Twitter

Specialized franchise portals

Heavy retargeting with email autoresponders, social media

Traditional advertising

Trade publications

Articles on franchising

PR and free press

Brochures

Publishings by CEO

Seminars and Meetings

Trade shows

Seminars

Webinars

Direct selling

Marketing Achievements So Far

- Ranked #42 on Entrepreneur Magazine's 2017 List of Fastest Growing Franchises
- Over 60 informational videos produced
- 9 Webinars produced
- Numerous press releases, brochures, infographics
- #2 ranking for tax franchises and other key terms
- 1,200,000 views on YouTube
- 35,000 Facebook Likes

We have awarded over 72 franchises, 302 Independent Contractors, and 11 Area Representatives deals

We earn our revenues from the following







Up-front fees

Franchise fees = $20,000 each franchise awarded

Area Rep fees = aprox $.25 per population covered

Independent Contractors = $199 per new IC

Ongoing partner operations

Franchise Royalties = approximately 18% gross revenues

IC revenues per return = 60%

Advertising fees from franchisees

Per return CPA cost reimbursements

Other Sources

Interest Income on Zee and AR agreements

Rebates on sales of third-party financial products

Sales of and fees from our tax prep software

Our goal is to prepare 700,000 tax returns
by year 5 of our business plan

*This represents less than 1% of the total number of
returns in the US assisted market*

Management Team



Mario Costanz (CEO and Founder)
15 Years & 100 Offices in the Tax Industry
Wrote the Book on Tax Business Strategy



Ted Muftic (CFO)
Entrepreneur, Real Estate Developer, Investment Banker
Former CFO of a public company, Harvard MBA



Melissa Salyer (EVP of Business Development)
Former Senior Sales Representative at Liberty Tax
Sold hundreds of franchises in 25-year career



Marcus Slater (VP of Marketing)
Skilled digital marketer, accomplished entrepreneur
Resident techie who also writes amazing compelling copy

Investor Contacts



Mario Costanz, CEO
cell: (212) 473-1040
email: Mario@TheProblemSolver.com

http://HappyTax.com
https://GetHappyTax.com
https://youtube.com/HappyTax

Ted Muftic, CFO
cell: (203) 979-3729
email: Ted@HappyTax.com

http://HappyTax.com
https://GetHappyTax.com
https://youtube.com/HappyTax